2016 ANNUAL REPORT NATIONALLY RECOGNIZED. Locally invested.

NATIONALLY RECOGNIZED. Locally invested. Letter to Shareholders With a continued commitment to long-term shareholder value and a low-risk growth strategy throughout 2016, our team completed a substantial acquisition, bolstered our business through organic and fee-income products and services and reinvested in our facilities for additional growth and success. Through these efforts, and more, Busey remains committed to balance sheet strength, profitability and growth—in that order. A testament to this steadfast commitment is the recognition we received by the investment banking firm Sandler O’Neill through our inclusion in the 2016 Class of Bank and Thrift Sm-All Stars. We are honored to also be nationally recognized by American Banker magazine, Best Companies Group and additional partners through the Best Banks to Work For and Best Places to Work in Illinois in 2016, while continuing to remain locally invested in our people and the places where we work and live. STRENGTH IN NUMBERS At Busey, we strive for core deposit funding, risk mitigation, strong capital position, diversified revenue streams and long-term returns as demonstrated through our strength in numbers in 2016. We steadily expanded our earnings in the past 12 months—delivering $49.7 million in net income available to common stockholders for the year ended December 31, 2016—which represents a 29.7% increase from December 31, 2015 of $38.3 million. Our earnings per share increased from $1.32 to $1.40 in 2016. Due to continued strong financial performance, Busey paid a quarterly cash dividend to stockholders of $0.17 per common share throughout 2016 and $0.18 in the first quarter of 2017. Our organization has an uninterrupted history of paying dividends to common stockholders since the bank holding company was organized in 1980. Our focus on a strong balance sheet is unwavering, with Tangible Common Equity (“TCE”) of $480.4 million as of December 31, 2016—an increase of 39.9% from $343.2 million on December 31, 2015. TCE represented 9.05% of tangible assets, up from 8.65% in the prior year.

In addition, we grew portfolio loans from $2.63 billion at the end of 2015 to $3.88 billion at the end of 2016. Commercial loan balances have increased by 42.5% to $2.80 billion from $1.96 billion at December 31, 2015. The 2016 results benefited significantly from the acquisition of Pulaski Financial Corp. (“Pulaski”), headquartered in St. Louis, Missouri, and the operations of its banking subsidiary, Pulaski Bank, since the closing of the transaction on April 30, 2016-resetting the baseline for financial performance in current and future periods. QUALITY GROWTH Busey not only completed the acquisition of Pulaski in April-with total assets of $1.6 billion, including $1.4 billion in loans and $1.2 billion in deposits-and finalized the merger of Pulaski Bank into Busey Bank in early November, but we also retained deposits and accelerated loan growth in the market. Since the acquisition, Busey stock (NASDAQ: BUSE) has increased 44% and has outperformed both the S&P Regional Bank ETF (+38%) and the S&P 500 (+11%) during that time period. Our partnership with a premier St. Louis banking franchise significantly expands our presence and locally focused community banking approach to one of the largest and most affluent markets in the Midwest. St. Louis is among the top 20 metropolitan statistical areas in the country and is a natural extension of our downstate Illinois banking footprint, as well as a market we know well through FirsTech, Inc.-our retail payment processing subsidiary. Through our partnership, Busey is now able to deliver expanded commercial banking and wealth management services to Pulaski’s previous customer base while retaining the flexible, local decision-making and true community banking approach that keeps our organization competitive. Most importantly though, is the strong cultural match of both organizations. The leaders of the combined organization and associates share Busey’s commitment to premier customer service; value and reward associates; and provide countless hours of human, social and financial capital in support of our communities. These shared beliefs provide a strong foundation for our successful future—growth for good. Today, Team Busey consists of approximately 1,300 associates serving more than 100,000 households through personal, business, cash management, mortgage and wealth management services delivered across 47 banking centers-including 28 banking centers in Illinois, 13 banking centers in the St. Louis, Missouri metropolitan area, 5 banking centers in southwest Florida and a banking center in Indianapolis, Indiana. Busey also provides home mortgages through 16 loan production voices across the country. Additionally, our geographical footprint is expected to expand to the greater Chicagoland area and strengthen within the greater Peoria area with the planned acquisitions of First Community Financial Partners (“First Community”), the holding company of First Community Financial Bank, based in Joliet, Illinois, and Mid Illinois Bancorp, Inc. (“Mid Illinois”), the holding company for South Side Trust & Savings Bank of Peoria, based in Peoria, Illinois. The First Community acquisition, announced February 6, 2017 and expected to close mid-2017, provides Busey entrance into the demographically and economically attractive southwest Chicago suburbs. The Mid Illinois acquisition, announced March 13, 2017 and expected to close in the second half of 2017, significantly increases our presence in the greater Peoria area, moving Busey to #2 in market share in Peoria County. Both acquisitions are subject to customary closing conditions, including regulatory and other approvals. With shared cultures of premier service and solid community banking practices, Busey, First Community and Mid Illinois are better together. In addition to partnering with like-minded organizations, Busey Wealth Management and FirsTech helped ensure our commitment to providing diversified revenue streams-with respective revenues from these teams representing 45.8% of non-interest income for the year ended December 31, 2016. The addition of these service offerings in the greater St. Louis metropolitan market is expected to provide attractive growth opportunities in future periods. In 2016, total non-interest income represented 32.3% of total revenue. INVESTMENT IN TOMORROW To further position Busey for additional growth and success, we continue investing in our future in 2017 by improving the efficiency and effectiveness of our facilities and redistributing our teams to provide increased collaboration and improved operating costs. Recent reinvestment projects in our communities include a new facility for FirsTech in Decatur, Illinois-enhancing our technological capabilities and remaining competitive in the payments industry. At Busey in Indianapolis, Indiana, we continue to expand our reach and service offerings with plans to open as a full-service banking center this summer. Busey in downtown Urbana, Illinois is undergoing enhancements to accommodate our premier wealth management team as it moves its headquarters. We continue growing Busey forward, while remaining locally invested and committed to our Illinois, Indiana, Missouri and Florida footprint. For three consecutive years, we’ve showcased our commitment to efficiency and strategic planning through a continually improved efficiency ratio. Because of these efforts, we’ve remained a nimble and responsive organization-allowing us to serve customers’ needs, reward associates for growth and provide returns to you, our valued shareholders. CULTURE OF EXCELLENCE Busey believes in engaging and supporting our associates in meaningful and authentic ways by dedicating significant resources toward the future of our organization. Our associates make Busey. Busey. By being locally invested in the lifeblood of our business-our associates-we, in turn, support the communities we serve. We are pleased to continue our commitment to the Associate Experience- investing in associates through training and development programs, including a mentorship initiative providing emerging leaders invaluable insight into other leadership styles. With the objective of cultivating lasting growth for our organization, Busey established and unveiled an innovative Commercial Banking Leadership Development Program. Throughout the accelerated two-year curriculum, Busey targets top talent and provides them the credit knowledge and leadership skills to give our organization a lasting competitive edge in commercial banking. Through Busey’s robust wellness platform, B Well, and state-of-the-art Wellness Center, we focus on the physical, emotional and mental well-being of associates. We explore more about our commitment to the health of our associates in the following pages. The Busey vision of service excellence in everything we do for our Pillars is behind our service-oriented culture at Busey-a culture not only recognized by associates, but by organizations across the country. Busey is honored to be nationally recognized among the Best Banks to Work For by American Banker magazine and Best Companies Group, an organization that identifies and recognizes leading employers in providing a premier workplace experience. Our associates, Best Companies Group and additional partners also recognized Busey among the Best Places to Work in Illinois-identifying, recognizing and honoring the best places of employment in the state with a significant stake in receiving this recognition based almost entirely on independent feedback from associates. Busey is deeply humbled to be nationally recognized for living our vision of service excellence and remaining locally invested in the places we’re proud to call home. Without the continual support of our 4 Pillars-customers, associates, communities and shareholders-these acknowledgements would not be possible. With our storied history celebrating 150 years of service on January 13, 2018, we thank you for partnering with us to preserve the Busey legacy—a legacy of customer service, associate excellence, community involvement and expanding shareholder value. As we continue to grow forward, we’re pleased to share our commitment of service excellence across our existing footprint and into new markets in 2017 and beyond. VAN A. DUKEMAN, CFA President & Chief Executive Officer, First Busey Corporation

SERVICE EXCELLENCE IN EVERYTHING WE DO At Busey, we live our vision of service excellence in everything we do for our Pillars. The measurement of our success is the superior service we provide customers, associates and communities-fulfilling our promise in every interaction. Customer Promise To ensure service excellence and customer satisfaction, Busey utilizes the Net Promoter System®. Thousands of customers rate their experience with our organization through a survey on a 0 to 10 scale; a company’s score can be as low as -100 or as high as +100. FirsTech achieved an unprecedented “best-in-class” Net Promoter Score® (NPS®) of 90.9 for its annual survey—outranking all businesses across all industries—and Busey yielded a score of 37.5—an impressive 50% increase over the past two years. We continue to strive to uphold our promise of service excellence in the years to come. The iCare Recovery Team at Busey helps us uphold our promise of unmatched customer service. The team, which is comprised of talented associates across our footprint, is focused on improving customer retention and ensuring a positive banking experience. With the team’s guidance and support from May through December 2016, Busey retained an astounding $14.6 million and recouped $1.7 million, both in deposits, from customers who returned to our organization. Continuing our promise of an exceptional experience, we empower customers of all ages to take control of their finances through a variety of resources—from the unparalleled expertise of approximately 1,300 associates and 231 radio, television and newspaper interviews to countless complimentary financial tools on busey.com. Through seven Customer Education Series sessions and two issues of The Pillar magazine in 2016, our experts outlined a variety of financial topics, including saving for college, retirement and beyond. Countless young consumers viewed our MoneySmart Youth videos—1,400 times, in fact-laying the foundation for a successful financial future. From personal finances to the state of the local economy, 750+ community members attended 4 economic seminars across the communities we serve. Associate Promise Busey is focused on supporting our associates—no matter where they are in their careers—through training and development opportunities. Since 2015, 530 participants committed an impressive 10,241 hours in our Develop, Evolve and Transform programs, which feature a dynamic mix of presentation style learning, out of your seat activities and the unforgettable opportunity to participate in presentations by world- renowned leadership authors, speakers and trainers. In 2016, we had the pleasure to connect and learn from John Maxwell, Jon Gordon and several other notable professionals. Busey also introduced a new mentorship program connecting nearly 30 emerging and established leaders across Busey to discover different leadership styles. From developing professionally to improving health and wellness, 80 percent of associates are engaged in B Well—Busey’s wellness program. The initiative helps associates make positive lifestyle changes—focusing on physical, mental and emotional well-being—through exciting challenges, education and coaching opportunities to earn incentives, like contributions to a Health Savings Account (HSA). Busey contributed more than half a million dollars (and growing!) to associates’ HSAs since 2015. To show our gratitude and appreciation, Busey hosts our Annual Associates’ Meeting—connecting over 500 colleagues through food, fun and games and recognizing their hard work and determination. Additionally, we supported our culture of appreciation through our inaugural Giving Gratitude Challenge—inspiring associates to recognize and share the positives of their life. Whether from home, at work or in the community, Busey received countless photos, quotes and heartfelt stories of appreciation by associates. As a small gesture of our gratitude, Busey awarded all associates an additional paid day of in 2017- recognizing the tireless commitment of team members who live our promise of service excellence and who make Busey… Busey.

Community Promise Making an impact in our communities and bettering the places we’re proud to call home is at the core of everything we do. We give generously of our resources, more than $1 million annually, and time—nearly 17,000 hours by 500+ associates in 2016 alone—to countless charitable organizations and causes. The value of our volunteer time, according to the nonprofit Independent Sector, is nearly $399,000 or $23.56 per hour just by lending a helping hand. During our month-long initiative in April 2016, Community Promise Month, 334 associates served 2,185 hours alongside 196 charitable organizations. Busey makes it easy for associates to get involved throughout the year—providing ample opportunities through various initiatives, from Community Promise Month and our corporate campaigns for United Way to Casual for a Cause jeans days. Associates Pay It Forward Fridays—donating $5 in support of various organizations and donating nearly $36,000 in 2016 alone. Community members can join us with a simple click by participating in Busey’s many award-winning social media initiatives on Facebook, Twitter and Instagram—providing much-needed supplies to schools, supporting the fight against cancer, Promising a Plate to the hungry and so much more. From bridging the needs of communities and customers to supporting associates throughout their careers, we are Busey—a proud partner for purpose and progress. We are honored to be among the 2016 Best Banks to Work For across the country and 2016 Best Places to Work in Illinois—living our promise of service excellence now and into the future. SERVICE EXCELLENCE I N 2 0 1 6 2016 Best Banks to Work For across the U.S. 2016 Best Places to Work in Illinois 20,770 households welcomed from Pulaski Bank for a total of 107,204 households 13 banking centers now in Missouri in addition to 28 in Illinois, 5 in Florida and 1 in Indiana 25,000+ surcharge-free ATMs through the MoneyPass® network $1 million donated annually to our communities 28 Casual for a Cause jeans days—raising nearly $36,000 for charity Top 3 Social Media Leader across community banks in the U.S. for the 3rd consecutive year 18,000+ social media followers and 99.8% positive comments 2,000+ SERVICE PLUS™ hours of training by 180+ certified Busey coaches

SERVICE LEADERS Executive Management Van A. Dukeman, President & Chief Executive Officer First Busey Corporation Curt A. Anderson, President & Chief Executive Officer Busey Wealth Management Robin N. Elliott, Chief Operating Officer & Chief Financial Officer First Busey Corporation Barbara J. Harrington, Chief Risk Officer First Busey Corporation Howard F. Mooney II, President & Chief Executive Officer FirsTech, Inc. Chief Information Officer, First Busey Corporation Robert F. Plecki, Chief Credit Officer First Busey Corporation John J. Powers, General Counsel First Busey Corporation Amy L. Randolph, Pillar Relations & Chief Brand Officer First Busey Corporation Christopher M. Shroyer, President & Chief Executive Officer Busey Bank First Busey Corporation Board of Directors Joseph M. Ambrose, Chairman & Chief Executive Officer Horizon Hobby, LLC Stanley J. Bradshaw, Principal Bradshaw Capital Management, LLC David J. Downey, President The Downey Group, Inc. Van A. Dukeman, President & Chief Executive Officer First Busey Corporation Stephen V. King, Founding Partner Prairie Capital, L.P. E. Phillips Knox, Attorney Tummelson Bryan & Knox, LLP V.B. Leister, Jr., Chairman Carter’s Furniture, Inc. Gregory B. Lykins, Chairman First Busey Corporation August C. Meyer, Jr., Chairman Midwest Television, Inc. George T. Shapland, President Shapland Management Company Thomas G. Sloan, Chief Executive Officer Sloan Implement Company Jon D. Stewart, Chief Executive Officer TSM Ventures, Inc. Phyllis M. Wise, Chief Executive Officer Colorado Longitudinal Study, GoldLab Foundation CORPORATE PROFILE As of December 31, 2016, First Busey Corporation (NASDAQ: BUSE) was a $5.4 billion financial holding company headquartered in Champaign, Illinois. Busey Bank, a wholly-owned bank subsidiary, is headquartered in Champaign, Illinois and has twenty-eight banking centers serving Illinois, thirteen banking centers in the St. Louis, Missouri metropolitan area, five banking centers serving southwest Florida and a banking center in Indianapolis, Indiana. Busey Bank also offers mortgage loan products through sixteen loan production offices in the St. Louis, Kansas City, Chicago, Omaha-Council Blufs metropolitan areas and across the Midwest. Trevett Capital Partners, a wealth management division of Busey Bank, provides asset management, investment and fiduciary services to high net worth clients in southwest Florida. The wealth management professionals of Trevett Capital Partners can be reached through trevettcapitalpartners.com. Busey Bank had total assets of $5.4 billion as of December 31, 2016. In addition, Busey Bank owns a retail payment processing subsidiary, FirsTech, Inc., which processes over 27 million transactions per year using online bill payment, lockbox processing and walk-in payments at its 3,000 agent locations in 36 states. More information about FirsTech, Inc. can be found at frstechpayments.com. Busey Wealth Management is a wholly-owned subsidiary of First Busey Corporation. Through Busey Trust Company, Busey Wealth Management provides asset management, investment and fiduciary services to individuals, businesses and foundations. As of December 31, 2016, Busey Wealth Management’s assets under care were approximately $5.4 billion. Busey Bank and Busey Wealth Management deliver financial services through busey.com. We’re proud to feature the historic Virginia Theatre on the cover—honoring their storied commitment to the arts and the Champaign-Urbana community since 1921.

SHAREHOLDER INFORMATION Corporate Headquarters First Busey Corporation, 100 W. University Ave., Champaign, IL 61820, 217.365.4500. Visit Busey’s website at busey.com. Annual Meeting The Annual Meeting of Shareholders of First Busey Corporation will be held on Wednesday, May 24, 2017 at 12 p.m. at the Urbana Country Club, 100 E. Country Club Rd., Urbana, IL 61801. First Busey Corporation Common Stock First Busey Corporation common stock is listed on the NASDAQ Global Select Market under the symbol BUSE. Annual Report on Form 10-K A copy of the Annual Report on Form 10-K, fled with the Securities and Exchange Commission, can be found at busey.com. Stock Transfer Agent Computershare, P.O. Box 30170, College Station, TX 77842-3170. The transfer agent can be accessed at computershare.com/investor. FORWARD-LOOKING STATEMENTS This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, plans, objectives, future performance and business of the Company. Forward-looking statements, which may be based upon beliefs, expectations and assumptions of the Company’s management and on information currently available to management, are generally identifiable by the use of words such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will,” “would,” “could,” “should” or other similar expressions. Additionally, all statements in this document, including forward-looking statements, speak only as of the date they are made, and the Company undertakes no obligation to update any statement in light of new information or future events. A number of factors, many of which are beyond the ability of the Company to control or predict, could cause actual results to differ materially from those in its forward-looking statements. These factors include, among others, the following: (i) the strength of the local and national economy; (ii) changes in state and federal laws, regulations and governmental policies concerning the Company’s general business; (iii) changes in interest rates and prepayment rates of the Company’s assets; (iv) increased competition in the financial services sector and the inability to attract new customers; (v) changes in technology and the ability to develop and maintain secure and reliable electronic systems; (vi) the loss of key executives or employees; (vii) changes in consumer spending; (viii) unexpected results of acquisitions (including the acquisition of Pulaski and planned acquisitions of First Community and Mid Illinois), which may include failure to realize the anticipated benefits of the acquisition(s), possible termination of a Merger Agreement(s) causing the acquisition(s) to not be completed and the possibility that the transaction costs may be greater than anticipated; (ix) unexpected outcomes of existing or new litigation involving the Company; (x) the economic impact of any future terrorist threats or attacks; (xi) the economic impact of exceptional weather occurrences such as tornados, hurricanes, foods, and blizzards; and (xii) changes in accounting policies and practices. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Additional information concerning the Company and its business, including additional factors that could materially affect the Company’s financial results, is included in the Company’s flings with the Securities and Exchange Commission. Member FDIC

First Busey Corporation 100 W. University Ave., Champaign, IL 61820 217.365.4500 | busey.com | NASDAQ: BUSE Busey 2017 | All Rights Reserved Busey’s Financial Suite of Services: